Contact

alexander@navisyo.com

www.linkedin.com/in/alexander-michaels (LinkedIn)
www.navisyo.com (Company)
www.change2happy.com (Personal)

Top Skills

Leadership

Sales

Business Strategy

Alexander M.

Founder / CEO the Navisyo Group
Miami Beach, Florida, United States

Summary

Alexander: Visionary Entrepreneur & Innovator in Education, Hospitality, and Disruptive Industries

A serial entrepreneur and visionary leader, Alexander has built and managed multiple successful companies across the U.S., Europe, Asia, and the Middle East. With a proven track record in driving results across hospitality, marketing, technology, and social enterprise, he is known for his ability to identify emerging opportunities, disrupt traditional industries, and scale businesses to critical mass.

From signature French restaurant chains and advertising ventures to network marketing and social media solutions, Alexander has been a sought-after consultant and game-changer for forward-thinking companies. As a recognized international speaker, he has delivered over 5,000 hours of public speaking to audiences exceeding 40,000 people, sharing insights on entrepreneurship, leadership, and industry transformation.

His latest endeavor is centered on revolutionizing education, leveraging technology and innovative methodologies to create new opportunities for students, schools, and businesses. With a deep passion for career guidance, workforce development, and digital learning, he is reshaping the way individuals access knowledge and prepare for the future.

In parallel, Alexander continues to disrupt the hospitality and real estate industries with Navisyo, a trailblazing platform connecting boat owners and travelers to unique voyage, floatel, and event experiences. With three dynamic business segments—Navisyo Homes Real Estate, Navisyo Floatel, and Navisyo Heroes (a fund for everyday heroes)—he is redefining lodging, realty, and social impact through a demand-side economy of scale model.

Through his bold vision and innovative strategies, Alexander remains at the forefront of industry evolution, driving global impact in education, hospitality, and beyond.

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Experience

Edukee.cz
Board Member & Strategic Advisor | Edukee.cz | Nonprofit Organization | Czech Republic
February 2025 - Present (4 months)
Prague, Czechia

Innovative and results-driven Board Member & Strategic Advisor with a passion for expanding educational opportunities and nonprofit impact. At Edukee.cz, a nonprofit organization, I specialize in strategic consulting, governance, and mission-driven initiatives that drive long-term sustainability and success. Based in the Czech Republic, I leverage a deep network and expertise in securing grants, developing partnerships, and implementing high-impact strategies to maximize organizational potential.

Navisyo
Founder
December 2019 - Present (5 years 6 months)
World

NavisyoGroup is connecting people with the wonders of the ocean, rivers and lakes on our revolutionary floating homes, and eco hotels on water.

World CC Project
Founder
January 2016 - December 2020 (5 years)
Miami/Fort Lauderdale Area

We were a Boutique Marketing Solutions specializing in increasing sales for any size businesses anywhere in the world.

Our Key Differentiators:

We provided for businesses a measurable and affordable marketing solution focused on increasing sales. We achieved this by offering our clients a tailored all in one marketing solution which included consultancy services conducted by an international sales expert. Once this initial consultation was completed, an action plan was deployed.

Change 2 Happy
Founder
September 2012 - November 2017 (5 years 3 months)
World

Motivational Speaker, Humanist.
Master NPL Certified, Hypnotherapy Certified, Transactional Analysis Certified, Emotional Freedom Techniques Certified, and Master in Emotional Intelligence by the National Guid of Hypnosis and The National Federation of Neuro Linguistic Programming 1532 US Highway 41 #287, Venice, FL 34293-1032 USA - www.change2happy.com

AMG FM Trading LLC. (Master Franchisee of Federico Mahora for the Middle East)
CEO
August 2011 - October 2017 (6 years 3 months)
Dubai, United Arab Emirates

Created and successfully established distribution throughout the Gulf Region and beyond its borders such as Southern Africa and Thailand as the Master Franchisee of a European based perfume company. Built strong relationships with all local distributors which resulted in multi million dollars yearly sales from Year 1. Countries where this was successfully achieved: Oman, UAE, Qatar, Bahrain, Kuwait, Saudi Arabia, Thailand, Botswana, Mozambique, and Zimbabwe. In parallel Alexander launched 3 other start ups in the field of digital advertising, education and consultancy. These companies were created to power up the AMG business.

Alexandre Bakery & Lounge
Founder
January 2008 - December 2011 (4 years)
Manila, Philippines

Alexander created a new concept of bakery that transforms in the early night into a wine lounge with Live bands. See press clippings.

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